                                    FORM 11K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the period from January 1, 1995 to December 31, 1995

                           COMMISSION FILE NO. 0-12781

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                   CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN


                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     CULP, INC.
                     101 SOUTH MAIN STREET
                     P.O. BOX 2686
                     HIGH POINT, NORTH CAROLINA 27261-2686

                  There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 1995 was 2,045. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth M. Ludwig and Robert
G. Culp, III, all employees of Culp, Inc.

                    Financial Statements and Exhibits.

                  (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:


Financial Statement                                      Page of Report

Report of Independent Auditors                                 1
Statements of Net Assets Available                             2
         for Plan Benefits
Statements of Changes in Net Assets                            3
         Available for Plan Benefits
Notes to Financial Statements                                  4

                  (b) Exhibits. No exhibits are filed with this annual report.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                          CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                          By:  Culp, Inc. Plan Administrator

                          By:  The Culp, Inc. Retirement Committee

Date:  June 26, 1996


                                            Robert G. Culp, III



                                            Franklin N. Saxon



                                            Kenneth M. Ludwig

                     (DIXON, ODOM & CO., L.L.P. LETTERHEAD)

                          INDEPENDENT AUDITORS' REPORT


To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 11 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules on pages 11 and 12 are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information for the years ended December 31, 1995, 1994 and 1993 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplementary information for the years ended December 31, 1991, 1990 and 1989 was audited by us and our report dated February 24, 1992 expressed an unqualified opinion on such information in relation to the basic financial statements for those years taken as a whole. The supplementary information for the periods ended December 31, 1988 and prior were audited by other auditors whose report dated April 7, 1989 expressed an unqualified opinion on such information in relation to the basic financial statements for those periods taken as a whole.



(Signature of Dixon, Odom & Co., L.L.P.)
MARCH 15, 1996


                                  -------------

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994



ASSETS                                                                                  1995                 1994
                                                                                   ---------------     ----------

Investments, at fair value                                                         $    16,746,261     $     13,589,467
Receivables
   Employer contributions                                                                   67,250               69,747
   Employee contributions                                                                  160,890              166,447
                                                                                   ---------------     ----------------

                                                                  TOTAL ASSETS          16,974,401           13,825,661


LIABILITIES

Accounts payable                                                                             1,470               14,517
                                                                                   ---------------     ----------------

                                                          NET ASSETS AVAILABLE
                                                             FOR PLAN BENEFITS     $    16,972,931     $     13,811,144
                                                                                   ===============     ================


See accompanying notes.                            Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                       1995                1994               1993
                                                                  --------------      --------------     ---------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
   Net income (loss) from investment in a
    common trust                                                  $    1,657,794      $      353,139     $      627,474
   Appreciation (depreciation) in fair value of
    Culp, Inc. Stock Fund                                                285,027           (909,365)          1,721,339
   Dividend income from Culp, Inc. Stock Fund                             25,344             14,684              10,821
   Interest income from Culp, Inc. Stock Fund                                194              5,629               2,643
   Contributions
      Employer                                                           801,452             773,080            596,836
      Employees                                                        1,922,941           1,851,363          1,395,843
                                                                  --------------      --------------     --------------

                                                TOTAL ADDITIONS        4,692,752           2,088,530          4,354,956
                                                                  --------------      --------------     --------------

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
   Benefits paid to participants                                       1,459,844           1,074,390            926,870
   Insurance                                                               9,425              11,353             13,748
   Trustee fees                                                           61,696              67,014             68,921
                                                                  --------------      --------------     --------------

                                               TOTAL DEDUCTIONS        1,530,965           1,152,757          1,009,539
                                                                  --------------      --------------     --------------

                                                   NET INCREASE        3,161,787             935,773          3,345,417

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
   Beginning of year                                                  13,811,144          12,875,371          9,529,954
                                                                  --------------      --------------     --------------

                                                    END OF YEAR   $   16,972,931      $   13,811,144     $   12,875,371
                                                                  ==============      ==============     ==============

See accompanying notes.                                                   Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS







NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. The cost of securities sold is determined based on average cost.

Allocated Insurance Contracts

Assets related to life insurance purchased through the Plan are excluded from plan assets.

Other

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the Company) and its subsidiaries who have one year of service and are age twenty-one or older, except for hourly employees of Rossville/Chromatex who are covered under a union benefit plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS







NOTE B - DESCRIPTION OF PLAN (Continued)

Contributions

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 1995, 1994 or 1993.

In November 1986, the Plan was amended to include provisions for 401(k) contributions and several related investment options. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions, not to exceed a base limit of $9,240 in 1995, $9,240 in 1994, and $8,994 in 1993. The Company makes a matching contribution equal to 50% of the participant's contribution up to the first 5% of annual compensation. Participants may elect to have contributions invested in 25% increments in a guaranteed insurance contract fund, a Culp, Inc. stock fund, a balanced fund, or a value fund.


In addition to its contributions to the Plan, the Company paid administrative expenses on behalf of the Plan which totaled $8,872 for the year ended December 31, 1995, $21,941 for the year ended December 31, 1994 and $15,128 for the year ended December 31, 1993.

Participant Accounts

401(k) contributions are credited on a specific identification basis. Income of the respective funds is allocated based on participants' account balances. Upon retirement, death or termination, the participant or beneficiary may elect to receive either a lump sum amount equal to the vested portion of his account, or an annuity contract of equivalent value. Upon termination, life insurance coverage purchased through the Plan may be either converted to cash or transferred to the participant.

Vesting

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS







NOTE C - INVESTMENT FUNDS

The following information summarizes the financial condition of the Plan by fund type as of December 31, 1995 and 1994:



                                                                         December 31, 1995
                                                     Guaranteed
                                                      Insurance        Life
                                         Value        Contract       Insurance        Stock        Balanced
                                         Fund           Fund           Fund           Fund           Fund           Total

ASSETS
   Investments                        $ 2,374,244   $  7,988,991   $          -   $  2,975,479   $  3,407,547   $ 16,746,261
   Receivables
     Employer contributions                 9,257         34,352              -         10,452         13,189         67,250
     Employee contributions                23,643         79,847              -         25,135         32,265        160,890
                                     ------------   ------------   ------------   ------------   ------------      ---------

                      TOTAL ASSETS      2,407,144      8,103,190              -      3,011,066      3,453,001     16,974,401

LIABILITIES
   Accounts payable                             -          1,470              -              -              -          1,470
                                      -----------   ------------   ------------   ------------   ------------   ------------

              NET ASSETS AVAILABLE
                 FOR PLAN BENEFITS    $ 2,407,144   $  8,101,720   $          -   $  3,011,066   $  3,453,001   $ 16,972,931
                                      ===========   ============   ============   ============   ============   ============


                                                                         December 31, 1994
                                                     Guaranteed
                                                      Insurance        Life
                                         Value        Contract       Insurance        Stock        Balanced
                                         Fund           Fund           Fund           Fund           Fund           Total

ASSETS
   Investments                        $ 1,274,731   $  7,183,949   $          -   $  2,421,213   $  2,709,574   $ 13,589,467
   Receivables
     Employer contributions                 7,200         34,722              -         12,947         14,878         69,747
     Employee contributions                18,634         79,619            964         31,760         35,470        166,447
                                     ------------   ------------   ------------   ------------   ------------      ---------

                      TOTAL ASSETS      1,300,565      7,298,290            964      2,465,920      2,759,922     13,825,661

LIABILITIES
   Accounts payable                         1,068          8,425            964          2,044          2,016         14,517
                                      -----------   ------------   ------------   ------------   ------------   ------------

              NET ASSETS AVAILABLE
                 FOR PLAN BENEFITS    $ 1,299,497   $  7,289,865   $          -   $  2,463,876   $  2,757,906   $ 13,811,144
                                      ===========   ============   ============   ============   ============   ============

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS







NOTE C - INVESTMENT FUNDS (Continued)

The following information summarizes the changes in net assets available for plan benefits by fund type for the years ended December 31, 1995, 1994 and 1993:



                                                                   Year Ended December 31, 1995
                                                     Guaranteed
                                                      Insurance        Life
                                         Value        Contract       Insurance        Stock        Balanced
                                         Fund           Fund           Fund           Fund           Fund           Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
   Net income from investment
    in a common trust                 $   494,397   $    447,764   $          -   $          -   $    715,633   $  1,657,794
   Appreciation in fair value of
    Culp, Inc. Stock Fund                       -              -              -        285,027              -        285,027
   Dividend income from Culp, Inc.
    Stock Fund                                  -              -              -         25,344              -         25,344
   Interest income from Culp, Inc.
    Stock Fund                                  -              -              -            194              -            194
   Contributions
     Employer                             108,018        378,015              -        144,284        171,135        801,452
     Employees                            280,253        873,833          3,377        352,490        412,988      1,922,941
                                      -----------   ------------   ------------   ------------   ------------   ------------

                   TOTAL ADDITIONS        882,668      1,699,612          3,377        807,339      1,299,756      4,692,752
                                      -----------   ------------   ------------   ------------   ------------   ------------

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
   Benefits paid to participants           92,103        956,495            607        187,168        223,471      1,459,844
   Insurance                                  406          7,121              -              2          1,896          9,425
   Trustee fees                             8,005         30,302              -         10,056         13,333         61,696
                                      -----------   ------------   ------------   ------------   ------------   ------------

                  TOTAL DEDUCTIONS        100,514        993,918            607        197,226        238,700      1,530,965
                                      -----------   ------------   ------------   ------------   ------------   ------------

                      NET INCREASE        782,154        705,694          2,770        610,113      1,061,056      3,161,787

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
   Beginning of year                    1,299,497      7,289,865              -      2,463,876      2,757,906     13,811,144

   Fund transfers                         325,493        106,162        (2,770)       (62,924)      (365,961)              -
                                      -----------   ------------   -----------    -----------    -----------    ------------

                       END OF YEAR    $ 2,407,144   $  8,101,721   $          -   $  3,011,065   $  3,453,001   $ 16,972,931
                                      ===========   ============   ============   ============   ============   ============

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS







NOTE C - INVESTMENT FUNDS (Continued)



                                                                   Year Ended December 31, 1994
                                                     Guaranteed
                                                      Insurance        Life
                                         Value        Contract       Insurance        Stock        Balanced
                                         Fund           Fund           Fund           Fund           Fund           Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
   Net income (loss) from
    investment in a common trust      $     40,233   $    373,359   $          -   $          -      $(60,453)      $ 353,139
   Appreciation in fair value of
    Culp, Inc. Stock Fund                       -              -              -      (909,365)              -        (909,365)
   Dividend income from Culp, Inc.
    Stock Fund                                  -              -              -         14,684              -         14,684
   Interest income from Culp, Inc.
    Stock Fund                                  -              -              -          5,629              -          5,629
   Contributions
     Employer                              40,402        406,128              -        145,741        180,809        773,080
     Employees                            105,230        925,415         11,353        365,464        443,901      1,851,363
                                      -----------   ------------   ------------   ------------   ------------   ------------

                   TOTAL ADDITIONS        185,865      1,704,902         11,353      (377,847)        564,257      2,088,530
                                      -----------   ------------   ------------   -----------    ------------   ------------

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
   Benefits paid to participants            3,015        624,715              -        158,265        288,395      1,074,390
   Insurance                                    -              -         11,353              -              -         11,353
   Trustee fees                             2,937         39,774              -          9,542         14,761         67,014
                                      -----------   ------------   ------------   ------------   ------------   ------------

                  TOTAL DEDUCTIONS          5,952        664,489         11,353        167,807        303,156      1,152,757
                                      -----------   ------------   ------------   ------------   ------------   ------------

           NET INCREASE (DECREASE)        179,913      1,040,413              -      (545,654)        261,101        935,773

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
   Beginning of year                            -      7,897,402              -      2,463,339      2,514,630     12,875,371

   Fund transfers                       1,119,584    (1,647,950)              -        546,191       (17,825)              -
                                      -----------   -----------    ------------   ------------   -----------    ------------

                       END OF YEAR    $ 1,299,497   $  7,289,865   $          -   $  2,463,876   $  2,757,906   $ 13,811,144
                                      ===========   ============   ============   ============   ============   ============

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS







NOTE C - INVESTMENT FUNDS (Continued)



                                                                        Year Ended December 31, 1993
                                                 Guaranteed
                                                  Insurance         Life
                                                  Contract        Insurance         Stock         Balanced
                                                    Fund            Fund            Fund            Fund            Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
   Net income from investment
    in a common trust                           $    398,454    $          -    $          -    $    229,020    $    627,474
   Appreciation in fair value of
    Culp, Inc. Stock Fund                                  -               -       1,721,339               -       1,721,339
   Dividend income from Culp, Inc.
    Stock Fund                                             -               -          10,821               -          10,821
   Interest income from Culp, Inc.
    Stock Fund                                             -               -           2,643               -           2,643
   Contributions
     Employer                                        420,798               -          56,927         119,111         596,836
     Employees                                       953,420          13,748         130,726         297,949       1,395,843
                                                ------------    ------------    ------------    ------------    ------------

                              TOTAL ADDITIONS      1,772,672          13,748       1,922,456         646,080       4,354,956
                                                ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
   Benefits paid to participants                     649,474               -         164,599         112,797         926,870
   Insurance                                               -          13,748               -               -          13,748
   Trustee fees                                       46,574               -           8,415          13,932          68,921
                                                ------------    ------------    ------------    ------------    ------------

                             TOTAL DEDUCTIONS        696,048          13,748         173,014         126,729       1,009,539
                                                ------------    ------------    ------------    ------------    ------------

                                 NET INCREASE      1,076,624               -       1,749,442         519,351       3,345,417

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
   Beginning of year                               6,781,347               -         847,417       1,901,190       9,529,954

   Fund transfers                                     39,431               -       (133,520)          94,089               -
                                                ------------    ------------    -----------     ------------    ------------

                                  END OF YEAR   $  7,897,402    $          -    $  2,463,339    $  2,514,630    $ 12,875,371
                                                ============    ============    ============    ============    ============

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS






NOTE D - INVESTMENTS

The following table presents the quoted market value of investments at December 31, 1995 and 1994. Investments that represent 5% or more of total plan assets are separately identified.



                                                                                        1995                 1994
                                                                                   ---------------     ----------

       Investments at fair value as determined by quoted market price:
          Common trust funds:
             First Union Funds Value Portfolio Trust                               $     2,374,244     $      1,274,731
             Common trust fund - Money Market Stable
              Investment Fund                                                            7,988,991            7,183,949
             First Union Funds Balanced Portfolio Trust                                  3,407,547            2,709,574
          Culp, Inc. common stock                                                        2,975,479            2,421,213
                                                                                   ---------------     ----------------
                                                                                   $    16,746,261     $     13,589,467
                                                                                   ===============     ================


NOTE E - ACCOUNTS OF TERMINATED PARTICIPANTS

Included in net assets available for plan benefits at December 31, 1995 and 1994 is $227,480 and $541,000, respectively, allocated to the accounts of persons who elected to withdraw from the Plan or who were terminated but have not yet been paid.

NOTE F - TERMINATION PRIORITIES

While the Company expects to continue the Plan indefinitely, should the Plan be terminated, the net assets available for plan benefits at the termination date would be distributed to participants based on amounts which have been allocated to their respective accounts.

NOTE G - INCOME TAX STATUS

The Plan obtained its last determination letter on June 15, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Except for a portion of the amounts paid as premiums for life insurance coverage, contributions are exempt from federal income taxes until they are distributed to the participants or their beneficiaries.